

September 30, 2010

Derek S. Reiners
Senior Vice President and Chief Accounting Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

> **Re:** **ONEOK, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **File No. 001-13643**

Dear Mr. Reiners:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Unless noted below, you should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits 31.1 and 31.2

1. We note your response to comment 13 of our letter dated August 3, 2010 that you will revise your certifications in future reports to refer to your annual report on Form 10-K. Please also amend your Form 10-K for the fiscal year ended December 31, 2009 to re-file the certifications required by Item 601(b)(31) of Regulation S-K to refer to your "annual report" on "Form 10-K." See Regulation S-K Compliance and Disclosure Interpretation

246.14 available on our website at
http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 33

Compensation Methodology, page 35

The Role of the Compensation Consultant in the Execution Compensation, page 36

2. We note your response to comment 17 of our letter dated August 3, 2010. Please provide to us with the additional disclosure regarding the nature and scope of the consultant's assignment and any material elements of the instructions or directions given by your Compensation Committee to its consultants regarding the performance of its duties that you intend to include in future filings. Such disclosure may be tailored to the nature and scope and instructions and directions that are applicable to your most recently completed fiscal year.

Related-Person Transaction, page 64

3. We note your response to comment 21 of our letter dated August 3, 2010. Please provide us with your discussion of how your Audit Committee, and, if warranted, your Board of Directors, determines whether a transaction is a conflict of interest and is fair to you based on the specific facts and circumstances presented that you intend to include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director